Exhibit 99.1

TD Bank Group Announces Redemption of Non-cumulative Redeemable Class A First

Preferred Shares, Series R

TORONTO – March 2, 2015 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it will exercise its right to redeem all of its 10 million outstanding Non-cumulative Redeemable Class A First Preferred Shares, Series R (the “Series R Shares”) on May 1, 2015 at the cash redemption price of $25.503836 per Series R Share, for total redemption proceeds of approximately $255 million.

The cash redemption price represents the sum of the redemption amount of $25.50 per share, plus an amount equal to the quarterly cash dividend pro rated for the period from and including April 30, 2015 to but excluding May 1, 2015. The regular quarterly dividend of $0.35 per Series R Share will be paid in the usual manner on April 30, 2015 to shareholders of record on April 8, 2015, as previously announced.

From and after May 1, 2015, the Series R Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the cash redemption price.

Beneficial holders who are not directly the registered holder of Series R Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds. Instructions with respect to receipt of the redemption amount will be set out in the Letter of Transmittal to be mailed to registered holders of the Series R Shares shortly. Inquiries should be directed to our Registrar and Transfer Agent, CST Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 9.7 million active online and mobile customers. TD had CDN$1.1 trillion in assets on January 31, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

David Morelli

Corporate and Public Affairs, TD Bank Group

416-982-537